May 19, 2014

VIA EDGAR

Mr. Daniel L. Gordon, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	CYS Investments, Inc.
Form 10-K for fiscal year ended December 31, 2013
Filed on February 14, 2014
File No. 1-33740

Dear Mr. Gordon:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 6, 2014 with respect to the Form 10-K for the fiscal year ended December 31, 2013 of CYS Investments, Inc. (the “Company”), which was filed with the Commission on February 14, 2014 (the “Form 10-K”).

For convenience of reference, the Staff comments contained in your May 6, 2014 comment letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and followed by the corresponding response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.	We note your discussion of the interest rate environment during 2013, but in your next filing, please include a comprehensive discussion of the steps you took as a result of the changing environment. Additionally, please include a discussion of any trends you believe will continue to impact your business going forward, and what your intentions are, on both a short-term and long-term basis. For example, we note that you reduced leverage, initiated share repurchases and changed your asset mix to focus more on 30 year fixed rate securities and less on 15 year fixed rate securities, but it is not clear whether these actions were taken because of the volatile interest rate environment, and whether these are trends you expect to continue moving forward.

RESPONSE: In our next filing with the Commission, to the extent relevant and appropriate, we will include a comprehensive discussion of the steps we have taken to address what we perceive to be a changing environment in our market. In so doing, we will endeavor to include a discussion of any trends we believe will continue to impact our business going forward, and to describe our intentions on both a short-term and long-term basis, but only to the extent we can reasonably describe such intentions in a meaningful manner without preventing us from maintaining flexibility in our day-to-day operations.

Mr. Daniel L. Gordon

Re: CYS Investments, Inc.

File No. 1-33740

May 19, 2014

We note that in the normal course of our daily operations and oversight of an actively managed portfolio, we constantly monitor many factors, including without limitation, market news, asset prices, borrowing and hedging costs, while contemplating market trends and conditions. If we believe it is necessary, usually based on many factors and considerations, we will rebalance our portfolio and, possibly, change the mix of our assets. For example, once the Fed announced tapering of its quantitative easing program, we reduced our leverage, and altered our portfolio mix to a higher concentration of assets with shorter durations. As an example of disclosure of recent actions that we took in response to market trends, we provided the following disclosure in our most recently filed Quarterly Report on Form 10-Q for the fiscal quarter that ended on March 31, 2014:

1.	Under the Section entitled Trends and Recent Market Impacts, Investing and Reinvestment Environment, on page 27, we noted: “With the Fed continuing to taper their asset purchases, we anticipate Agency RMBS will cheapen later in the year and have prepared the Company’s balance sheet to take advantage of this scenario by reducing our Agency RMBS portfolio from $13.9 billion at December 31, 2013 to $11.8 billion at March 31, 2014 and added $1.5 billion of U.S. Treasury Securities.”; and

2.	Under the Section entitled Financial Condition, on page 30, we noted: “The Company repositioned its portfolio from December 2013 to March 2014 by reducing its Agency RMBS backed by 30 year mortgages and adding $1.5 billion of U.S. Treasury Securities. The Company made this tactical adjustment in order to reduce its duration gap, improve its liquidity and to be in better position to take advantage of a possible cheapening of the Agency RMBS market, as the Federal Reserve continues to taper its asset purchase activities.”

Hedging Instruments, page 37

2.	We note your disclosure on page 38 that you increased the hedge percentage of your portfolio from 52.3% on December 31, 2012 to 73.7% as of December 31, 2013 due to the increased duration of your Agency RMBS portfolio. In future Exchange Act periodic reports, please explain any material trends in these measures as compared to prior periods.

RESPONSE: In our future Exchange Act periodic reports, we will endeavor to explain any material trends in our hedging percentages relative to the duration of our Agency RMBS portfolio, as compared to prior periods.

Liquidity and Capital Resources, page 42

3.	We note your disclosure on page 45 explaining when you are required to pledge additional collateral pursuant to margin calls from your repurchase agreement counterparties and the risk factor on page 7. In future Exchange Act periodic reports, please revise to disclose more specifically how the value of your collateral is calculated and clarify, if true, that the lenders calculate this value.

Mr. Daniel L. Gordon

Re: CYS Investments, Inc.

File No. 1-33740

May 19, 2014

RESPONSE: In our future Exchange Act periodic reports, we will disclose more specifically how the value of our collateral is calculated, and which party calculates this value. An example of such disclosure that we anticipate in our future Exchange Act periodic reports is as follows:

“Our collateral is generally valued on the basis of valuations provided by recognized pricing sources agreed to by the parties. Inputs to the models used by pricing sources may include, but are not necessarily limited to, reported trades, executable bid and asked prices, broker quotations, prices or yields of securities with similar characteristics, benchmark curves or information pertaining to the issuer, as well as industry and economic events. Our master agreements for repurchase transactions contain mostly standard provisions for the valuation of collateral. These agreements typically provide that both the repurchase seller (the borrower) and the repurchase buyer (the lender) value the collateral on a daily basis. Each party uses prices that it obtains from generally recognized pricing sources, or the most recent closing bid quotation from such a source. If the buyer, or the seller, as the case may be, determines that additional collateral is required, it may call for the delivery of such collateral. Under certain of our repurchase agreements, in limited circumstances, such as when a pricing source is not available, our lenders have the right to determine the value of the collateral we have provided to secure our repurchase borrowings. In instances where we have agreed to permit our lenders to make a determination of the value of such collateral, such lenders are expected to act reasonably and in good faith in making such valuation determinations.”

*        *        *         *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact me at (617) 639-0403.

Very truly yours,

/s/ Frances R. Spark
Frances R. Spark, Chief Financial Officer

c:	Kevin E. Grant, Chief Executive Officer

Thomas A. Rosenbloom, General Counsel

S. Gregory Cope, Esquire, Hunton & Williams LLP

Gregory L. Comeau, Deloitte & Touche LLP